EXHIBIT 99.1

Till Capital Reports 1st Quarter 2016 Operational and Financial Results

HAMILTON, Bermuda, May 24, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (“Till”), a Bermuda domiciled company, reports the filing on May 24, 2016 of its financial statements for the first quarter of 2016.  The financial results are based on IFRS accounting standards and all items are reported in U.S. dollars unless otherwise indicated.

Operational Results

During the quarter ended March 31, 2016, Till:

  Increased its cash position by $125,247 to $1,645,128.
  Increased its investments by $1,185,053 to $26,288,244, due primarily to increases in the value of available for sale investments.
  Appointed Dr. Terry Rickard as Interim CEO, Mr. Brian Lupien as CFO, and Ms. Mary Zhu as Treasurer.
  Continued the liquidation of longer-held resource assets in its investment portfolio.
  Continued to advance the development of its automated trading systems technology.

Financial Results

Net loss for the quarter ended March 31, 2016 was $758,280, compared to a net loss of $3.34 million for the first quarter of 2015.  Primary contributors to the financial performance for the quarter ended March 31, 2016 were:

  Net insurance premiums of $147,644 and other income primarily from consulting revenue of $169,774.
  Investment loss of $114,923, including an unrealized derivative liability loss of $440,015 attributable primarily to options for the sale of Golden Predator Mining Corp. stock issued to its former CEO, Mr. William Sheriff.
  Expenses of $987,749, including payment of $286,000 to its former CFO under the terms of a separation agreement.  No additional payments are required under that agreement.

Reported by:

John T. (“Terry”) Rickard
Director and Interim Chief Executive Officer
(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace.  Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, Till Capital Ltd. has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note
At this time, Till Capital Ltd. has no current plans to provide earnings guidance due to the volatility of investment returns.

Till Capital Ltd. shares are restricted voting shares, whereby no single shareholder of Till Capital Ltd. is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital Ltd. beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital Ltd. shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital Ltd. or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital Ltd. should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com